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16021485

SEC Mail Processing Section JUN 29 2016 Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-68166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key West Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Valley Blvd., Suite 298B, San Gabriel, CA 91776

(No. and Street)

(City)	(State)	91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Yiu 951-833-8185

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.

(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield, MI		48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne Yiu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key West Investments, LLC, as of June 22, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 22 day of June, 2016, by Yvonne Ying Fan Yiu, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]



LEO PENG
Commission # 2120415
Notary Public - California
Los Angeles County
My Comm. Expires Aug 18, 2019

Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEY WEST INVESTMENTS, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report

(SKIP PAGE)

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

ASSETS	
Current assets	
Cash	$ 44,769
Accounts receivable	72,591
Other current assets	
Deposits	5,634
Total current assets	122,994
Fixed assets	
Furniture & equipment, net	4,044
Total fixed assets	4,044
Total assets	127,038
LIABILITIES	
Current liabilities	
Accounts payable	64,664
Accrued liabilities	4,956
Total liabilities, all current	69,619
EQUITY	
Contributed capital	663,994
Retained earnings	(591,676)
Net income	(14,899)
Total equity	57,419
TOTAL LIABILITIES & EQUITY	127,038

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

Income	
Commission income	$ 203,550
Fee income	232,500
Other income	11,864
Total income	447,914
Expense	
Payroll, benefits	90,097
Commission	219,526
Licensing & permits	22,540
Clearing charges	41,433
Rent	46,839
General	42,378
Total expense	462,813
Net loss	(14,899)

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

Cash flows from operating activities:	
Net gain (loss)	($14,899)
Change in operating assets and liabilities:	
Accounts receivable	(59,805)
Accounts Payable	54,741
Accrued liabilities	(45)
Net cash provided (used) from operating activities	(20,008)
Cash flows from investing activities	-
Cash flows from financing activities:	
Capital additions (withdrawals)	-
Net increase (decrease) in cash	(20,008)
Cash at beginning of year	64,777
Cash at end of year	44,769

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

Beginning of period	$ 72,318
Less: Net loss	(14,899)
Partners' equity end of period	57,419

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

Beginning of period	$	-
Plus: Additions		-
Less: Deductions		-
Partners' equity end of period		-

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Key West Investments, LLC (the Company) was formed as a California corporation on December 31, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Los Angeles, CA, is a broker- dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer; additionally, the same provision exempts the firm from the computation of the reserve formula.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

KEY WEST INVESTMENTS, LLC
Notes to Financial Statements (Cont'd)

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing affiliate that settles trades.

Depreciation

The Company uses the double declining balance method of depreciation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.
During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KEY WEST INVESTMENTS, LLC
Notes to Financial Statements (Cont'd)

Concentrations

The company has revenue concentrations; the firm specializes in sales of securities.

NOTE B -ACCRUED LIABILITIES

The amount of $3,326 represents payroll liabilities.

NOTE C –RENT

The amount of $46,839 represents the rent incurred for the office space.

NOTE D- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total Stockholder's Equity	$ 57,419
Non-Allowable Assets	
Deposits	5,634
Furniture & equipment, net	4,044
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	47,741

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	4,644
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	42,741

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	69,619
Percentage of Aggregate Indebtedness to Net Capital	145.83%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2015	$ 47,741
Adjustments		
Increase (Decrease) in Equity		-
(Increase) Decrease in Non-Allowable Assets		-
(Increase) Decrease in Securities Haircuts		-
Net Capital per Audit		47,471
Reconciled Difference		-

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $47,741 which was $42,741 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 145.83%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as net capital in the audited computation of net capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed pursuant to SEA Rule 15c3-1. Differences in net capital between this audit computation and the filed unaudited FOCUS IIA is explained supra. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

KEY WEST INVESTMENTS LLC
MEMBER FINRA / SIPC / SEC

227 W. VALLEY BOULEVARD, SUITE 298-B,
SAN GABRIEL, CALIFORNIA 91776

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Key West Investments. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Key West Investments, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Key West Investments .'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Yvonne Yiu, the president of Key West Investments, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Yvonne Yiu has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Key West Investments's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (626) 377-9988 ext 102.

Very truly yours,



Key West Investments LLC
Yvonne Yiu
CEO

TEL: (626) 377-9988
FAX: (626) 377-9968
WWW.KEYWESTINVESTMENTS.COM

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

<u>Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Key West Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Partners' Equity:		$ 57,418.00
Nonallowable assets:		
Other	5,634.00	
Acc Receivable	18,000.00	
Property & Equipment	4,044.00	(27,678.00)
Other Charges:		
Securities	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 29,740.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,643.59
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 24,740.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 69,619.00
Percentage of aggregate indebtedness to net capital	234.09%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 29,741.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	29,740.00
Reconciled Difference	$ (0.00)

Key West Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Interactive Broker COR Clearing..

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Key West Investments
33 E. Valley Blvd.
Suite 201
Alhambra, CA 91801

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Key West Investments identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Key West Investments claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Key West Investments stated that Key West Investments met the identified exemption provisions throughout the most recent fiscal year without exception. Key West Investments 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Key West Investments's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA